CMA Muni-State Municipal Series Trust
Series Number: 4
File Number: 811-5011
CIK Number: 810598
CMA California Municipal Money Fund
For the Period Ending: 09/30/2001

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the six months ended September 30, 2001.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/20/2001	$ 27,780	California Housing Finance Agency	5.00%	02/01/2026
05/21/2001	3,700	California Housing Finance Agency	5.00	02/01/2035
05/22/2001	4,000	California Housing Finance Agency	5.00	02/01/2026
06/28/2001	14,000	California Housing Finance Agency	5.00	02/01/2026
07/24/2001	15,300	California Housing Finance Agency	5.00	02/01/2026
09/24/2001	22,290	California Housing Finance Agency	5.00	02/01/2035

Last Updated on 11/29/2001
By Win95 User